AMERICAN MOLD GUARD, INC.

AMENDED AND RESTATED

CODE OF ETHICS AND BUSINESS CONDUCT FOR EMPLOYEES, OFFICERS, AND DIRECTORS

EFFECTIVE JUNE 1, 2007

Introduction

This Code of Ethics and Business Conduct for Employees, Officers, and Directors (this "Code") has been adopted by the board of directors of American Mold Guard, Inc. and sets forth the policies of American Mold Guard, Inc. ("AMG," "we," or the "Company") with respect to the way we conduct ourselves individually and operate our business. The provisions of this Code are designed to promote honest and ethical conduct, including the ethical handling of actual or apparent conflicts of interest between personal and professional relationships. All employees, officers, and directors of the Company must comply with the provisions of this Code. References to employees contained in this Code should be understood as referring to officers and directors as well, regardless of whether such officers and directors have an employment relationship with us.

This Code addresses the following topics:

    Compliance with Laws, Rules, Regulations and this Code

    Conflicts of Interest; Gifts and Personal Gain

    Quality of Public Disclosures

    Protection and Proper Use of Company Assets

    Protection of Confidential Proprietary Information

    Insider Trading

    Fair Dealing; Questionable Payments

    Compliance with Antitrust and Unfair Competition Laws

    Safety and Environmental Standards

    Respecting One Another

    Books and Records, Accounting Controls, and Disclosures

    Waivers

    Compliance Resources

    Reporting Procedures

    Disciplinary Action

In the course of performing our various roles in the Company, each of us will encounter ethical questions in different forms and under a variety of circumstances. Moments of ethical uncertainty may arise in our dealings with fellow employees, with customers, or with other parties such as government entities or members of our community. Our employees should never be content with simply obeying the letter of the law, but must also strive to comport themselves in an honest and ethical manner. This Code provides rules and procedures to help our employees, officers, and directors recognize and respond to situations that present ethical issues. For guidance with respect to issues not addressed in this Code, employees are directed to our Employee Handbook which sets forth the Company's policies on a wide range of issues that arise in the course of employment.

The Company's reputation is its greatest asset and its value relies on the character of its employees. In order to protect this asset, we will not tolerate unethical behavior by employees, officers, or directors. Those who violate the standards in this Code will be subject to disciplinary action. If you are concerned about taking an action that may violate this Code or are aware of a violation by another employee, follow the guidelines set forth in Sections 13 and 14 of this Code.

1. Compliance with Laws, Rules, and Regulations

Company policy requires that all employees of the Company comply fully with both the spirit and the letter of all laws, rules, regulations and this Code. Whenever an applicable law, rule, or regulation is unclear or seems to conflict with either another law or any provision of this Code, all employees are urged to seek clarification from their supervisor, the Ethics Officer, or our outside legal counsel. (See Section 14 for contact information.)

2. Conflicts of Interest; Gifts and Personal Gain

Every employee has a primary business responsibility to act in the best interest of the Company and must avoid conflicts of interest. A conflict of interest arises when an employee takes actions or enters into relationships that oppose the interests of the Company or interfere with the employee's performance or independent judgment when carrying out his or her duties.

Although it is not possible for the Company to list every conceivable impermissible conflict or competition, the following are some common examples of situations that should be avoided:

    Working, in any capacity, for a competitor, customer or supplier while employed by the Company.

    Accepting gifts of more than token value or receiving personal discounts or other benefits from a competitor, customer or supplier as a result of one's position with the Company.

    Competing with the Company for the purchase or sale of property, services or other interests.

    Having an interest (other than routine investments in a publicly traded companies) in a transaction involving the Company, a competitor, a customer or supplier.

    Receiving a loan or guarantee of an obligation from a competitor, customer or supplier as a result of one's position with the Company.

    Directing business to a supplier owned or managed by a Company person, or which employs, a relative or friend.

Employees shall take every reasonable step to promptly disclose to a supervisor or the Ethics Officer any business or financial interest or relationship of any employee which might interfere with the ability of the employee to pursue the best interests of the Company. For purposes of determining whether a conflict exists, the actions of an employee's immediate family member is treated as those of the employee and are therefore subject to the same considerations.

No officer or employee of the Company shall engage in any outside professional employment or consulting without the written approval of the Ethics Officer or the CEO of AMG.

No employee of the Company shall participate in or have any financial interest in any supplier, customer, or competitor of the Company, except for the passive investment of not to exceed 1% of the outstanding shares of a company listed on a national securities exchange or quoted daily by The Nasdaq Stock Market.

In order to avoid such conflicts, an employee may not give or receive any payments, compensation, or gifts, other than gifts of nominal value, to or from any entity that does business or seeks to do business with the Company. In particular, dealing with government employees is often different than dealing with private persons. Some federal, state, and local governmental bodies strictly prohibit the receipt of any gratuities by their employees, including meals and entertainment. You must be aware of and strictly follow these prohibitions.

Furthermore, employees may not use Company property, information, or influence or their position in the Company for improper personal gain. Employees must be sensitive to other potential conflicts of interest that may arise and use their best efforts to avoid the conflict.

Situations involving a conflict of interest may not always be obvious or easy to resolve. Therefore, if an employee has any questions regarding the Company's policy on conflicts of interest or needs assistance in avoiding a potential conflict of interest, he or she is urged to seek the advice of a supervisor or the Ethics Officer. Our Ethics Officer is our Chief Financial Officer. Paul Bowman.

3. Quality of Public Disclosures

AMG people have a responsibility to communicate effectively with shareholders and government agencies so as to provide them with full and accurate information, in all material respects, about AMG's financial condition and results of operations. All reports and documents filed with, or submitted to, the Securities and Exchange Commission or any other governmental agency, and all other public communications shall include full, fair, accurate, timely and understandable disclosures. AMG intends to adopt a Fair Disclosure policy which will establish guidelines to ensure our compliance with the Securities and Exchange Commission's Fair Disclosure Regulation ("Regulation FD"), and avoid selective disclosure of non-public material information. Upon establishment of our Fair Disclosure Policy, AMG will provide all of its people with a copy of such policy.

4. Protection and Proper Use of Company Assets

AMG people have the responsibility to protect Company assets against loss, theft or other misuse. Loss, theft and misuse of Company assets including AMG physical premises and equipment, records, customer information and AMG names and trademarks directly impact the Company's profitability. Without specific authorization, no AMG person should take, loan, sell, damage, or otherwise dispose of any AMG property, or use AMG property for any non-company purpose.

5. Protection of Confidential Proprietary Information

AMG people must maintain in strict confidence all confidential and proprietary information of the Company, except where disclosure is authorized by the Company or required by law. Confidential and proprietary information generated and/or gathered by the Company is a valuable Company asset. Protecting this information plays a vital role in the Company's continued growth and ability to compete.

AMG people also are required to respect and observe the property rights of other companies and their proprietary information as AMG people would with the Company's own proprietary information. The unauthorized use or distribution of such proprietary information of others violates Company policy and may also be illegal.

The obligation to protect the Company's proprietary and confidential information continues even after leaving employment with the Company. Upon the termination of employment, AMG people are required to return everything that belongs to AMG, including all documents and other materials containing AMG and third-party confidential information, and must not disclose confidential information to a new employer or to others after ceasing to be an AMG employee.

Although it is not possible to list all information that would be covered by this section of the Code, confidential and proprietary information includes all non-public information that might be of use to competitors, or harmful to AMG or its customers, if disclosed. By example, confidential information often includes intellectual property such as trade secrets, patents, trademarks and copyrights, as well as business, research and new product plans, objectives and strategies, records, databases, salary and benefits data, employee medical information, customer, employee and supplier lists and any unpublished financial or pricing information.

6. Insider Trading

AMG requires full compliance with all applicable laws regarding insider trading, insider dealing or "tipping." AMG people are required to consider all non-public information as inside information and should never use such information for personal gain. Using non-public information to trade in securities, or providing a family member, friend or any other person with a "tip," is illegal. The prohibition against the use of inside information applies to AMG securities and to securities of other companies if material nonpublic information about other companies, such as AMG's customers or competitors, is discovered in the course of an AMG person's duties for AMG.

AMG people also should review and comply with the Company's policy with respect to insider trading, copes of which are distributed to all employees and are available from the Chief Operating Officer, and should contact the Chief Operating Officer with any questions about the ability to buy or sell securities and/or any questions as to whether information regarding AMG or another company with which AMG has dealings is material or has been adequately disclosed to the public.

7. Fair Dealing; Questionable Payments

Although our prosperity depends on our ability to outperform our competitors, we are committed to achieving success by fair and ethical means. We seek to maintain a reputation for honesty and fair dealing among our competitors and the public alike. In light of this aim, the Company prohibits employees from engaging in any dishonest, unethical, or illegal business practices. The Company relies on the judgment of each individual employee to avoid such practices. Furthermore, each employee should endeavor to deal fairly with the Company's customers, suppliers, competitors, and employees. No employee should take unfair advantage of anyone through manipulation, concealment, abuse of privileged information, misrepresentation of material facts, or any other unfair business practice.

An exhaustive list of unethical practices cannot be provided; however, questionable or prohibited payments include the following:

a. The Company shall make no payment which is known or reasonably suspected to be illegal, improper, or otherwise questionable in view of the circumstances under which it is made.

b. The Company shall make no payments to (1) any political party or candidate, (2) any governmental official, or (3) any agent, distributor, dealer, representative, or consultant except for commissions and fees which are reasonable in relation to services performed and are approved in writing by an executive officer of the Company.

c. The Company shall make no payments to a recipient through intermediaries except as may be approved in writing by an executive officer of the Company.

Any employee who pays or receives illegal payments, bribes, or kickbacks will be subject to termination and reported, as warranted, to the appropriate authorities. This includes any item intended to improperly obtain favorable treatment, including a bribe to obtain business or to guarantee that the Company will use the services of a particular vendor when such use is not advantageous to the Company.

8. Compliance With Antitrust and Unfair Competition Laws

AMG is committed to a policy of vigorous and lawful competition that is based on the merits of its products and services. Although AMG competes vigorously in all of its business activities, all AMG people are required to conduct their actions in the marketplace in accordance with the letter and spirit of applicable antitrust and competition laws. Antitrust and unfair competition laws prohibit agreements on such matters as prices, terms of sale to customers and allocating markets or customers. Antitrust and unfair competition laws can be very complex, and violation may subject the Company and its employees to criminal sanctions, including jail time and civil liability. It is far easier to structure conduct to avoid erroneous impressions of antitrust or wrongful competition than to have to explain conduct in the future when an antitrust or unfair competition investigation or action is in progress. For that reason, when in doubt, AMG people should consult the Chief Operating Officer with any potential antitrust or unfair competition concerns.

9. Safety and Environmental Standards

AMG is committed to conducting its business in compliance with all applicable environmental and workplace health and safety laws and regulations. AMG people are expected to provide a safe and healthy work environment for all employees and they should also act so as to avoid adverse impact and injury to the environment and the communities in which AMG conducts business. AMG people are therefore responsible for maintaining AMG facilities free from recognized hazards, obeying all AMG safety rules, and complying with all applicable environmental laws. AMG people are expected to report any known violation of an environmental or safety law or regulation by a third party to their supervisor or the Chief Operating Officer.

10. Respecting One Another

AMG policies are designed to ensure that employees are treated, and treat each other, fairly and with respect and dignity. AMG recognizes that all employees want and deserve a workplace where they are respected and appreciated. AMG people must contribute to the creation and maintenance of such an environment, and supervisors and managers have a special responsibility to foster a workplace that supports honesty, integrity, respect and trust. AMG will not tolerate discrimination against any person on the basis of race, religion, color, gender, age, marital status, national origin, sexual orientation, citizenship, Vietnam-era or disabled veteran status or disability, or any other basis prohibited by law in recruiting, hiring, placement, promotion, or any other condition of employment.

AMG also strictly prohibits any form of harassment in the workplace, including sexual harassment. AMG encourages the prompt reporting of all incidents of harassment, regardless of who the offender may be, or the offender's relationship to AMG.

Any AMG person who is found to be responsible for harassment, or for retaliating against any individual for reporting a claim of harassment or cooperating in an investigation, will be subject to disciplinary action, up to and including discharge.

Remember that, regardless of legal definitions, AMG people are expected to interact with each other in a professional and respectful manner.

11. Books and Records, Accounting Controls, and Disclosures

The Company requires that all its books and records be maintained accurately, timely, consistently, and completely, and be prepared with honesty. This requires that no fund, asset, liability, revenue, or expense be concealed or incompletely recorded for any purpose. All entries must be supported by documentation adequate to permit the books and records to be verified by audit. Proper accounting requires not only careful compliance by the Company's accountants, but also the cooperation of all employees who are involved in keeping or providing information supporting financial records of any type.

The Company's internal review processes and external independent auditing processes are essential to the proper reporting of the Company's financial information. The Audit Committee of our Board has the responsibility to review the Company's policies and practice with respect to financial reporting. By conducting this review, the Audit Committee directs management of the Company to correct deficiencies in its practices. Auditors shall have unrestricted access to all Company documents and records. All employees are required to cooperate fully with internal and external audits. In no case may an employee make a false or misleading statement to any internal or external auditor, withhold records, or otherwise interfere with an audit. An employee who has knowledge of any unreported or improperly reported financial activity must report such information to a supervisor, the Ethics Officer, or the Audit Committee.

The Company recognizes that the investment community derives information regarding the Company's financial condition primarily from the Company's filings with the Securities and Exchange Commission. To promote the transparency of its financial operations, the Company has a strict policy requiring that all filings with the Securities and Exchange Commission be fairly stated, accurate, timely, understandable, and complete.

12. Waivers

The Company expects all employees to comply with the provisions of this Code. Any waiver of this Code for executive officers or directors may be made only by formal action of the Board and will be promptly disclosed to the public as required by law and the rules of the Nasdaq Stock Market. When necessary, a waiver will be accompanied by appropriate controls designed to protect the Company.

13. Compliance Resources

In some situations, an employee may be uncertain how to proceed in compliance with this Code. This uncertainty may concern the ethical nature of the employee's own acts or the employee's duty to report the unethical acts of another. When determining the proper course of action, the employee should carefully analyze the situation and seek guidance from his or her supervisor or other appropriate personnel in accordance with the following four steps:

a. Gather all the facts. Do not take any action that may violate this Code until you have gathered all the facts that are required to make a well-informed decision and, if necessary, you have consulted with your supervisor, the Ethics Officer, or our outside counsel.

b. Consider whether the action is illegal or contrary to this Code. If the action is illegal or contrary to the provision of this Code, you should not carry out the act. If you believe that this Code has been violated by an employee, you must promptly report the violation in accordance with the procedures set forth in Section 14.

c. Discuss the problem with your supervisor. It is your supervisor's duty to assist you to comply with this Code. Feel free to discuss the situation with your supervisor if you have any questions. You will suffer no retaliation for seeking such guidance.

d. If necessary, seek additional resources. The Ethics Officer is available to speak with you about problematic situations if you do not feel comfortable approaching your direct supervisor. Alternatively, you may also request assistance in writing by sending a request to the Ethics Officer. The Company's outside legal counsel is also available to assist you in complying with those aspects of the Code that involve more complex issues, such as insider trading and conflicts of interest.

14. Reporting Procedures

All employees have a duty to report any violations of this Code, as well as violations of any laws, rules, or regulations. Employees also have a duty to report any transaction or relationship that could reasonably be expected to give rise to a conflict of interest.

If you are aware of a potential conflict of interest or believe that an employee has violated the Code, you must promptly report the violation to his or her direct supervisor or the Ethics Officer. If a report is made to a supervisor, the supervisor must in turn report the violation to the Ethics Officer.

All violations by an officer or director of the Company must be reported directly to the Company's General Counsel. Regarding record keeping or financial reporting, employees may choose to report violations to the Audit Committee.

Reports may be made in person, by telephone, or in writing by sending a description of the violation and the names of the parties involved to the appropriate persons, as shown on the following page:

Mr. Paul Bowman

Chief Financial Officer and Chief Ethics Officer

American Mold Guard, Inc.

30200 Rancho Viejo Road

Suite G

San Juan Capistrano, CA 92675

Phone: 949-240-5144

Fax: 949-240-6144

Email: pbowman@

americanmoldguard.com

Mr. James Crofton Chairman of the Audit Committee of American Mold Guard, Inc.'s Board of Directors

201 Washington Road, CN5300

Princeton, NJ 08543

Phone: 609-734-3136

Email: jcrofton@sarnoff.com

John W. Martin, Esq.

Secretary and General Counsel

5777 West Century Boulevard, Suite 1465

Los Angeles, CA 90045

Phone: 310-342-6800

Fax: 310-342-6808

Email: john@johnwmartinlaw.com

When reporting a violation, you may choose to remain anonymous. However, if you make an anonymous report, you should create and preserve your own record of the report in order to be able to demonstrate your compliance with the requirement of reporting violations. Generally speaking, every effort will be made to maintain the confidentiality of reports of potential violations. However, there may be a point where the identity of the reporting employee may become known or may have to be revealed in the course of the investigation or to take corrective action.

The Company does not permit retaliation of any kind against employees for good faith reports of ethical violations. Any employee who attempts to or encourages others to retaliate against an individual who has reported a violation will be subject to disciplinary action.

15. Disciplinary Action

The Company has implemented the following disciplinary policies to ensure that prompt and consistent actions are taken in response to Code violations:

a. Range of Penalties. All violations of this Code will be treated seriously and will result in the prompt imposition of penalties which may include (1) an oral or written warning, (2) a reprimand, (3) suspension, (4) termination, and (5) restitution. Violations will also be reported to the appropriate regulatory agencies or other authorities as warranted.

b. Disciplinary Process. The penalty for a particular violation will be decided on a case-by-case basis and will depend on the nature and severity of the violation as well as the employee's history of non-compliance and cooperation in the disciplinary process. Significant penalties will be imposed for violations resulting from intentional or reckless behavior. Penalties may also be imposed when an employee fails to report a violation due to the employee's indifference, deliberate ignorance or reckless conduct. Where there is credible evidence of a violation, the Ethics Officer, the CEO, the Audit Committee, or the Board will determine the appropriate sanction. The process will begin with the Ethics Officer and will be escalated to the level which is appropriate for the position of the person and significance of the matters which appear to be involved.

c. Consistent Enforcement. All employees, officers, and directors will be treated equally with respect to the imposition of disciplinary measures. Pursuant to this policy, all levels of employees will be subject to the same disciplinary action for the commission of a similar offense.

This document is not a contract, nor does it limit the right to terminate employment at-will. Employment at-will may be terminated with or without cause and with or without notice at any tmie by the employee or by the Company. The Company reserves the right to modify, reduce, or eliminate (whether in an individual case or more generally) its benefit plans, eligibility requirements, pay practices, and policies at any time without notice.